UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                 ----------------------------------------------
                                                              :
                               In the Matter of               :
                                                              :
                      AMERICAN ELECTRIC POWER COMPANY, INC.   : CERTIFICATE
                            Columbus, Ohio 43215              : OF
                                                              : NOTIFICATION
                                   (70-5943)                  :
                                                              :
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935  :
                 ----------------------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No.
20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated
October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from January 1, 2002, through March 31, 2002, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 399,721 shares of the Company's Common Stock, at a total purchase price of $17,834,306.66. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                                      AMERICAN ELECTRIC POWER COMPANY, INC.


                                       By:    /s/  A. A. Pena
                                         ----------------------------------
                                                   Treasurer

Dated:  July 17, 2002

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                    For the Period January 1 - March 31, 2002


TRANSACTIONS THIS PERIOD:

                              - ORIGINAL ISSUE SHARES -

                            SHARES               PRICE               TOTAL
      PERIOD                ISSUED             PER SHARE         PURCHASE PRICE

TOTAL O/I PURCHASE          -0-                                     $-0-

                            - OPEN MARKET PURCHASES -

                             SHARES           AVERAGE PRICE         TOTAL
         DATE              PURCHASED           PER SHARE        PURCHASE PRICE

      01/02/2002               3,308            43.289         $   143,199.00
      01/08/2002               7,350            44.033             323,642.55
      01/15/2002               6,288            44.599             280,440.84
      01/22/2002               6,771            42.109             285,120.04
      01/29/2002              11,770            41.79              491,866.06
      02/05/2002               9,786            41.497             406,089.64
      02/12/2002              10,473            41.885             438,658.63
      02/19/2002               6,095            41.929             255,557.26
      02/26/2002               6,345            42.982             272,718.90
      03/05/2002              45,000            44.626           2,008,170.00
      03/05/2002               7,751            44.644             346,035.64
      03/06/2002              45,000            44.797           2,015,865.00
      03/07/2002              56,589            45,329           2,565,122.78
      03/08/2002              40,000            43.390           1,815,600.00
      03/11/2002              40,000            45.170           1,806,800.00
      03/12/2002              40,000            45.165           1,806,600.00
      03/12/2002               4,483            44.867             201,138.53
      03/13/2002              38,662            44.810           1,732,444.22
      03/19/2002               6,762            45.460             307,397.79
      03/26/2002               7,288            45.532             331,839.78
                             -------                           --------------
        TOTAL
     O/M PURCHASE            399,721                           $17,834,306.66
                             =======                           ==============

                         - TOTAL ACTIVITY THIS PERIOD -

                            SHARES                         TOTAL
                          PURCHASED                     PURCHASE PRICE

O/I Shares                   -0-                        $   -0-
O/M Purchases              399,721                      $17,834,306.66
                           -------                      --------------
TOTAL ACTIVITY             399,721                      $17,834,306.66
                           =======                      ==============


PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period January 1 - March 31, 2002



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                                    TOTAL
                                    SHARES ISSUED               PURCHASE PRICE

Totals from last report               47,773,594              $1,008,340,148.37
Transactions this period                     -0-                      $ -0-
                                      ----------               ----------------

   Total Original Issue Shares        47,773,594              $1,008,340,148.37
                                      ==========              =================


                            - OPEN MARKET PURCHASES -

                                                                   TOTAL
                                    SHARES ISSUED              PURCHASE PRICE

Totals from last report               23,673,697               $ 750,982,584.80
Transactions this period                 399,721               $1  7,834,306.66
                                      ----------               ----------------

   Total Open Market Shares           24,073,418               $768,816,891.40
                                      ===========              ===============